UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
AUDIOSTOCKS, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
050751
(CUSIP Number)
Luis Leung 2038 Corte Del Nogal, Suite 110 Carlsbad, CA 92011 760-804-8844
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050751

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark L. Baum
2.	Check the Appropriate Box if a Member of a Group
(a) (b)
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 19,881,802 Common Stock 2,000,000 Preferred Series A Stock 100 Series C Preferred Stock
8.	Shared Voting Power 17,535,096 Common Stock
9.	Sole Dispositive Power 19,881,802 Common Stock 2,000,000 Preferred Series A Stock 100 Series C Preferred Stock
10.	Shared Dispositive Power 17,535,096 Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,881,802 Common Stock (see description below) 2,000,000 Preferred Series A Stock 100 Series C Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
13.	Percent of Class Represented by Amount in Row (11) 86.43%
14.	Type of Reporting Person (See Instructions) IN, IV and CO

Item 1.                      Security and Issuer

Title of Class of Equity Securities:                    Common Stock, $.001 par value
Preferred Series A Stock (Super Voting; Convertible 1:1)
Preferred Series C Stock (Dividend Paying)

Address of Issuer:                                               2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

Item 2.                      Identity and Background

(a)  Mark L. Baum

(b) 1302 Waugh Drive, Suite 618, Houston, Texas 77019

(c)  Fund Manager, Noctua Fund Manager, LLC, 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011

(d) Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws in the past five years.

(f)   USA

Item 3.                      Source and Amount of Funds or Other Consideration

15,284,479 shares are held in the name of BCGU, LLC (“BCGU”).  The dispositive power over these shares is held equally by BCGU’s beneficial owners: (i) Devkom International LLC, which is owned principally by James B. Panther, II and (ii) TBLF, LLC, which is owned principally by Mark L. Baum.  Mr. Baum expressly disclaims interest in one half of the shares held by BCGU.

500,000 shares are held by another entity which is owned and controlled by Mark L. Baum.

1,846,706 shares are held by a limited partnership, of which Mark L. Baum is both a limited partner and a principal of the general partner.  Most recently, 1,812,444 of these shares were acquired through a contract resolution and settlement which involved BCGU exchanging Series B Preferred stock in the Company as well as forgiving additional obligations.  Previously 99 of these shares were acquired through a dividend of stock the Company paid to its shareholders.  The balance of these shares, equal to 34,163 shares, were acquired through consulting services rendered to the Company over the course of many years.

2,250,617 shares are a part of a four year purchase option held by Noctua Fund LP (“Noctua”).  The option to purchase these shares, which may occur at the demand of Noctua and payment to Luis J. Leung of the option price, are indivisibly held in the name of Noctua.  Mark L. Baum and James B. Panther II are both limited partners in Noctua, and through entities which Mr. Baum and Mr. Panther own, equally own and control Noctua Fund Manager LLC, the general partner of Noctua.

2,000,000 shares of the Company’s Preferred Series A stock is held by a limited partnership, of which Mark L. Baum is both a limited partner and a principal of the general partner.  These shares are convertible on a one-to-one basis into common shares upon demand of the holder.  Additionally, the Company’s Series A Preferred Stock has superior voting rights to the Company’s common stock.  A copy of the certificate of designation of the Series A Preferred Stock was filed with the SEC in the Company’s Form 10-QSB as Exhibit 3.1.3 on November 14, 2007.  These shares were acquired as a part of a licensing consent agreement, including amended licensing consent agreements, all of which were disclosed by the Company in it’s Form 10-Q filed for the period ended September 30, 2008, as well as additional subsequently filed Form 8-Ks.

100 Shares of the Series C Preferred stock are held in the name of Noctua Fund LP and were acquired in consideration of a $10,000 investment made into AudioStocks, Inc. on March 6, 2009 by Noctua Fund LP.  Mark L. Baum and James B. Panther II are both limited partners in Noctua, and through entities which Mr. Baum and Mr. Panther own, equally own and control Noctua Fund Manager LLC, the general partner of Noctua.

Mr. Baum has not encumbered, pledged or otherwise made any of the above shares, common and preferred, subject to a lien.

Item 4.                      Purpose of Transaction

See Item 3 above.  These shares were acquired for investment purposes only.

(a)           Not Applicable.

(b)           Not Applicable.

(c)           Not Applicable.

(d)           Not Applicable.

(e)           Not Applicable.

(f)           Not Applicable.

(g)           Not Applicable.

(h)           Not Applicable.

(i)           Not Applicable.

(j)           Not Applicable.

Item 5.                      Interest in Securities of the Issuer

  1.           (a)  The aggregate number of shares of common stock to which this Schedule 13D relates is  19,881,802 shares, representing 86.43% of the 23,000,975 shares of Audiostocks, Inc.’s common stock outstanding as of April 20, 2009.

(b)  Mr. Baum has sole voting power and dispositive power over 2,346,706 shares of Audiostocks, Inc. common stock. Mr. Baum has 50% voting and dispositive power over 15,284,479 shares of Audiostocks, Inc. common stock held by BCGU, LLC, a Delaware limited liability company. Mr. Baum, through Noctua Fund Manager LLC, a Delaware limited liability company, has the right to exercise an option held by Noctua Fund LP and then vote and dispose of an additional 2,250,617 shares which are presently certificated in the name of Luis J. Leung and which are the subject of a stock purchase option between Luis Leung and Noctua Fund LP.  The purchase price for the option is $40,000, the option may be exercised at the demand of Noctua Fund LP and the option lasts for four years.  The option agreement itself was disclosed in the Company’s First Amended Form 10-K for the period ended December 31, 2008, filed with the SEC on April 20, 2009.  Mr. Baum has sole authority to exercise his rights under the Series A Preferred Stock, including converting the same into common shares.

(c)  See Item 3, above.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3, above.

Item 7.                      Material to Be Filed as Exhibits

 Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2009                                                                                                /s/ Mark L. Baum
Mark L. Baum

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